Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

[graphic of gold coins in the background]

NEWMONT + NORMANDY + FRANCO-NEVADA = NEW NEWMONT

THE NEW GOLD STANDARD FOR THE 21ST CENTURY


Newmont Mining Corporation proposes to acquire Normandy Mining Limited and Franco-Nevada Mining Corporation Limited to create the world's largest gold producer. The new company will be:
o  #1 in gold production (8.2 million ounces in 2001);
o  #1 in reserves (97 million ounces); and
o  #1 in EBITDA.

New Newmont will provide investors a clear choice premised on a belief in gold's intrinsic, long-term value and its relevance to a balanced portfolio. New Newmont will have:
o  The most leverage to a rising gold price (least hedged of major producers);
o A strong balance sheet (a net-debt to net-book capital ratio of an estimated 24%);
o Low political and socio-economic risk (approximately 70% of production in North America and Australia); and
o Superior trading liquidity (approximately US$62 million in average daily trading volume in major global markets based on combined historical trading performance).

New Newmont will combine unparalleled managerial capabilities with these operating strengths:
o  Low cash cost of approximately US$175 per ounce of gold produced;
o  22 mines on five continents;
o Premier land positions in world-class gold districts plus a portfolio of promising development and exploration projects;
o  Steady stream of royalty income backed by unique merchant banking expertise;
   and
o Demonstrated commitment to environmental quality and socio-economic development.

THE TRANSACTIONS CONSOLIDATE THESE STRONG COMPANY ATTRIBUTES
--------------------------------------------------------------------------------------------------------------------------
NEWMONT (U.S.)                          NORMANDY (AUSTRALIA)                    FRANCO-NEVADA (CANADA)
o Largest gold producer in both         o Australia's largest gold producer     o Leading precious minerals royalty
  North and South America               o Additional operations in U.S., Europe,  company with interests in major gold,
o Discoveries resulted in Carlin Trend    Africa and South America                platinum and diamond mines
  in Nevada and Yanacocha District      o Recognized exploration and            o History of superior returns to
  in Peru                                 development capabilities                investors
o Global operating capabilities with    o Portfolio of promising development    o Strategic focus and merchant banking
  operations in Uzbekistan and            projects                                skills
  Indonesia                             o Leader in environmental protection    o Strong balance sheet with no debt
o Recognized R&D leader in                and sustainability
  exploration and metal extraction
--------------------------------------------------------------------------------------------------------------------------

TERMS OF THE TRANSACTIONS
--------------------------------------------------------------------------------
NORMANDY TRANSACTION                    FRANCO-NEVADA TRANSACTION
o 0.0385 of a Newmont common share      o 0.8 of a Newmont common share, or
  per Normandy ordinary share (to be      Canadian exchangeable share, per
  tradeable in Australia), plus           Franco-Nevada common share
  A$0.50 per ordinary share cash        o Implied price of C$28.36 on November
  payment                                 13, the day prior to announcement
o Implied offer price per share of        of the transaction*
  A$1.94 based on closing stock prices  o Exchange for Newmont shares intended
  and the A$ exchange rate on             to be tax-free
  January 2, the day prior to the       o Exchangeable shares to trade on
  announcement of the revised             Toronto Stock Exchange
  transaction                           o Exchangeable shares intended to be
o 50.1% minimum acceptance condition,     Canadian property
  including 19.9% owned by
  Franco-Nevada
o No capital gains tax for scrip,
  provided 80% of shares accepted

Normandy shareholders initially to       Franco-Nevada shareholders initially to
own approximately 18% of New Newmont     own approximately 32% of New Newmont

*Will vary depending on current market price. Shareholders should obtain updated quotes on Newmont share price

--------------------------------------------------------------------------------


NEW NEWMONT SNAPSHOT
Last twelve months ended Sept. 30, 2001.
Dollars are US in millions unless indicated otherwise. (1)


                                Newmont         Normandy        Franco-Nevada   NEW NEWMONT
--------------------------------------------------------------------------------------------------
Proven & probable
   gold reserves (mm oz) (2)         66              26              4 (3)           97 (3)
Production (mm oz)                  5.8             2.4            0.3 (3)          8.6 (3)
Cash costs per oz               $   179         $   160         $  228 (3)      $   175 (3)
Total costs per oz              $   209         $   224         $  291 (3)      $   217 (3)

EBITDA (4)                      $   573         $   276         $  123          $   972
Cash                            $    98         $   193         $  547          $   288 (5)
Debt                            $ 1,282         $   672         $    0          $ 2,068 (5)
Net book capitalization (6)     $ 2,874         $   876         $  428          $ 7,339
Diluted shares outstanding (mm)     197           2,238            160              394


<F1>
(1)  Average exchange rates used for the Australian dollar and Canadian dollar were US$0.515 and US$0.653, respectively.
(2)  Latest public filings.
(3)  Reflects proportional 49.5 percent ownership of Echo Bay and equivalent ounces attributable to Franco-Nevada's royalty interests.
(4)  EBITDA is defined as revenues minus the cost of sales plus depreciation, depletion and amortization plus amortization of mining cost plus amortization of put options minus general and administrative costs minus exploration and research.
(5)  Net of transaction adjustments including trasaction costs of estimated US$90 million and payment of A$0.50 per ordinary share to Normandy shareholders; pro forma debt includes mark to market adjustment to Normandy debt.
(6)  Net book capitalization is defined as net debt plus minority interest plus book equity plus preferred stock. The purchase price for calculation of book equity was determined by using the average price of Newmont's common stock for the two days before and the two days after the announcement of the revised Newmont bid for Normandy on January 2, 2002.  Such average price was
     US$19.01.


                       THE NEW NEWMONT FACT SHEET / PAGE 2

LEADERSHIP

Wayne W. Murdy, Chairman, President and Chief Executive Officer of Newmont, to be Chairman and CEO. Pierre Lassonde, President and Co-Chief Executive of Franco-Nevada, to be President

   BOARD OF DIRECTORS

     New Newmont's Board of Directors will initially consist of 17 members, including the current 12 directors of Newmont, the two Co-Chief Executive Officers of Franco-Nevada (Seymour Schulich and Pierre Lassonde), one additional nominee from the Franco-Nevada board, and two nominees from the Normandy board. Robert Champion de Crespigny, Chairman and Chief Executive Officer of Normandy, will be invited to fill one of the Normandy positions.

NEW NEWMONT GOLD INTERESTS

[World map marked to show the following Normandy and Newmont gold interests:

Core Operations:
Midas, Nevada
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin Creeks, Nevada
Yanacochoa
Nevada
Tanami
Yandal
Boddington
Kalgoorlie
Batu Hijau


Strategic Operations:
Yamfo-Sefwi
Akim
Martabe
Zarafshan
Pajingo/Vera-Nancy
Martha


Others:
Mesquite
La Herradura
New Britannia
Musselwhite
Golden Giant
Holloway
La Coipa
Kori Kollo
Crixas
Paracatu
Ovacik
Minahasa
Australian Magnesium Corporation]



     LARGEST GLOBAL LAND POSITION TOTALING 94,000 SQ. MILES/244,000 SQ. KM.
  3 MAJOR GOLD REGIONS OF NEVADA, PERU AND WESTERN AUSTRALIA = 69% OF RESERVES




CORPORATE STOCK INFORMATION - PRINCIPAL MARKETS AND TRADING SYMBOLS
   Newmont: NYSE: NEM for the common stock and NEM Pr for the preferred stock
   Normandy: ASX: NDY
   Franco-Nevada: TSE: FN

NEWMONT CORPORATE HEADQUARTERS
   1700 Lincoln Street
   Denver, CO 80203
   (303) 863-7414
   1-800-810-6463

        For more information about Newmont, please visit www.newmont.com. Please also visit www.normandy.com.au and www.franco-nevada.com.

                       THE NEW NEWMONT FACT SHEET / PAGE 3

IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY  STATEMENT
This fact sheet contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this fact sheet are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

                                                                   Jan. 23, 2002

                       THE NEW NEWMONT FACT SHEET / PAGE 4